Orbis
Grupa Hotelowa

Warsaw, 2006-10-20

**United States Securities
and Exchange Commission
Washington D.C. 20549
USA**


06018069

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 20/2006.
Best regards

Ireneusz Węgłowski

Vice-President

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap


podróży
lat
razem
ORBIS

Current report no 20/2006

The Management Board of Orbis S.A. with its registered address in Warsaw hereby informs that it convenes an Extraordinary General Meeting of Orbis S.A. Shareholders to be held on November 16, 2006, at 11.00 a.m., in the in the Company's corporate headquarters in Warsaw (Poland), at 16, Bracka street, according to the following agenda:

1. Opening of the General Meeting and election of its Chairperson;
2. Confirming that the General Meeting of Shareholders has been properly convened and that it is capable of adopting resolutions;
3. Election of the ballot counting committee;
4. Adopting the agenda;
5. Adopting the resolution concerning sale of the Monopol" hotel located in Wrocław at 2, Heleny Modrzejewskiej street, i.e. the title to perpetual usufruct to the plot of land and the ownership title to the hotel building.
6. Adopting the resolution concerning sale of real property comprising of land with a building adjoining the "Vera" Hotel in Warsaw, located at Bitwy Warszawskiej 1920 r. street, No 16, i.e. the title to perpetual usufruct to plots of land and the ownership title to the building of the Orbis S.A. Staff Training Center (*Ośrodek Doskonalenia Kadr "Orbis" S.A.*).
7. Closing the General Meeting of Shareholders.

The Management Board hereby informs that participation in the General Meeting shall be conditional upon filing registered share deposit certificate with the Company at the latest one week prior to the date of the General Meeting. The registered share deposit certificates should be submitted to the Head Office of Orbis S.A. at 16, Bracka street in Warsaw, Poland, (in the reception hall at the ground floor), from 10:00 a.m. till 16:00 p.m. daily, before or on November 8, 2006.
In accordance with Article 407 § 1 of the Polish Partnerships and Companies' Code, the list of shareholders who are entitled to participate in the General Meeting of Shareholders shall be available for review in the Head Office of the Company at 16, Bracka street in Warsaw, Poland, room no 109 (I floor), for three business days before the General Meeting is due to be held.
Shareholders may take part in the General Assembly either personally or through a proxy. Representatives of corporate shareholders should present up-to-date excerpts of court registers which contain the list of persons authorized to represent the company. Representatives whose names are not listed in the said excerpts as persons authorized to represent their company as a single person shall submit a power of attorney signed by persons authorized to represent the said company.
Members of the Management Board and employees of Orbis S.A. may not act as proxies at the General Meeting of Shareholders.